BacTech Environmental Corporation

Address. Suite 409, 37 King St.,

East Toronto, Ontario

Canada M5C 1E9

Phone: (416) – 813-0303

Anuja A. Majmudar

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BacTech Environmental Corporation
Offering Statement on Form 1-A
Filed: April 2, 2020
Response Dated: June 30, 2020
File No. 024-11187

June 30, 2020

Dear Ms. Majmudar,

This letter sets forth the response of BacTech Environmental Corporation, (“BCCEF” or the “Company”) to the Staff’s comment letter dated June 30, 2020.

Offering Statement on Form 1-A filed June 25, 2020

Dilution, page 14

1. We note that you updated the historical net tangible book values utilized in your dilution tables to December 31, 2019. Please also revise the accompanying narrative to update your references to those amounts, from December 31, 2018 to December 31, 2019.

Response: The Company has updated references in the Dilution table to December 31, 2019.

Exhibits

Consent of UMY McGovern, Hurley, Cunningham, LLP, page F-32

2. We note that the audit report is dated May 26, 2020 and relates to the financial statements as of and for the years ended December 31, 2019 and December 31, 2018. However, the auditor’s consent is dated March 30, 2020 and references an audit report of April 29, 2019. Please obtain and file an updated consent from your independent registered public accounting firm.

Response: The Company has updated and filed as an Exhibit the Auditor Consent letter.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (416) 813-0303 or Andrew Coldicutt of the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your attention to this matter.

BacTech Environmental Corporation

/s/ Ross Orr
Name:	Ross Orr
Title:	Chief Executive Officer, Director